UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PECHINEY
(Name of subject company)

PECHINEY
(Name of person filing statement)

Common Shares "A"
nominal value 15.25 Euros per Common Share
(Title of class of securities)

705151207
(CUSIP Number of class of securities)

Olivier Mallet
Chief Financial Officer
7, place du Chancelier Adenauer
75116 Paris, France
+33 (1) 56 28 20 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
 George A. Casey, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
+44 20 7655 5000

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING PRESS RELEASE WAS ISSUED BY PECHINEY ON OCTOBER 13, 2003 AND CONCERNS PECHINEY'S FORMAL RECOMMENDATION STATEMENT REQUIRED UNDER APPLICABLE FRENCH LAW IN RESPECT OF ALCAN'S EXCHANGE OFFER, WHICH COMMENCED IN FRANCE ON OCTOBER 7, 2003. THE ENGLISH LANGUAGE PRESS RELEASE IS A TRANSLATION OF THE PRESS RELEASE REQUIRED TO BE ISSUED UNDER APPLICABLE FRENCH REGULATIONS AND APPROVED BY THE COMMISSION DES OPÉRATIONS DE BOURSE. ALCAN'S EXCHANGE OFFER IN THE UNITED STATES HAS NOT YET COMMENCED. FOLLOWING THE COMMENCEMENT OF ALCAN'S EXCHANGE OFFER IN THE UNITED STATES, PECHINEY WILL FILE ITS SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). PECHINEY SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT WHEN FILED WITH THE SEC WILL BE AVAILABLE, AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE, WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

Press Release

Paris, October 13, 2003

Alcan's increased public offer: Pechiney has filed with the French Commission des opérations de bourse a draft formal recommendation statement (note en réponse) in response to Alcan's prospectus (note d'information) filed in connection with its public offer in France for Pechiney common shares, Bonus Allocation Rights and OCEANEs.

        Alcan Inc., a Canadian corporation ("Alcan" or the "Initiator") filed with the French Conseil des marchés financiers (the "CMF") on July 7, 2003 a draft public offering consisting of a public tender offer and a public exchange offer for Pechiney common shares, Bonus Allocation Rights and OCEANEs. This offer, considered unfriendly, was deemed inadequate and was rejected by Pechiney's Board of Directors on July 8, 2003.

        On September 12, 2003, Alcan and Pechiney entered into an agreement that included, among other things, the terms of an increased offer and contained certain undertakings by Alcan. On the same day, having carefully considered this increased offer, the Board of Directors of Pechiney decided that it would recommend it, since it viewed the increased offer as being in the best interest of the company's shareholders, employees and customers.

        Following this agreement, on September 15, 2003, in accordance with Article 5-2-5 of the General Rules and Regulations of the CMF, Alcan filed a draft increased public offer with the CMF, which was declared acceptable (recevable) by the CMF on September 29, 2003 (I&D number 203c1528). The related prospectus (note d'information) received the visa of the Commission des opérations de bourse (the "COB") on October 2, 2003 under visa number 03-858.

        The purpose of this press release is to set forth the principal terms of Pechiney's draft formal recommendation statement (note en réponse) submitted to the COB on October 10, 2003.

Characteristics of the increased public offer

        The principal terms and conditions of the increased public offer for the Pechiney common shares, Bonus Allocation Rights and OCEANEs (the "Offer" and collectively with the American Offer (defined below) the "Offers") are as follows:

  •
  Alcan proposes to purchase all the Pechiney common shares and Bonus Allocation Rights pursuant to the following terms:

  (a)
  €24.60 in cash for each Pechiney common share or for each 10 Bonus Allocation Rights, this cash amount being increased to €25.60 if more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers (including any reopened Offer pursuant to Article 5-2-3-1 of the General Rules and Regulations of the CMF); and

  (b)
  a number of Alcan common shares to be issued for each Pechiney common share or for each 10 Bonus Allocation Rights equal to the division of (a) €22.90 by (b) the greater of (the "Reference Value") (i) 27.40 and (ii) the Average Value defined as the arithmetic average of the volume-weighted average daily trading price of the Alcan common shares on the New York Stock Exchange as they appear on the Bloomberg on-line information service (page:VAP; code: VWAP) (expressed in US dollars and translated into euros at each applicable day's noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) over a period of 10 US trading days, chosen at random by a French judicial officer (huissier de justice) from among the 30 US trading days between the 36th day (exclusive) and the 5th US trading day (exclusive) before the expiration of the Offer.

        The number of Alcan common shares to be delivered, for each ONE Pechiney common share (or for each 10 Bonus Allocation Rights) shall then be rounded off to the nearest fourth decimal place.

        Alcan shall announce before the opening in Paris of the 5th trading day before the expiration of the Offer: the Average Value of the Alcan common shares, the Reference Value of the Alcan common shares, its decision to substitute all or part of the Alcan common shares to be delivered—valued at the Average Value—with an equivalent amount of cash, the exchange ratio and the cash consideration offered to Pechiney's shareholders.

        In any event, the number of Alcan common shares to be delivered for each ONE Pechiney common share (or for each 10 Bonus Allocation Rights) may not be less than 0.6001 Alcan common share or the cash value corresponding to 0.6001 Alcan common share valued at the Average Value, no more than 0.8358 Alcan common share, or the cash value corresponding to 0.8358 Alcan common share valued at the Average Value:

€22.90 €27.40 minimum	=	0.835766, rounded to 0.8358 Alcan common share.
  •
  Alcan also proposes to acquire the 1.25% 2002 Pechiney OCEANEs issued in April 2002, at a price of €83.40 each, to be increased to €83.80 if more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers (including any reopened Offer pursuant to Article 5-2-3-1 of the General Rules and Regulations of the CMF).

  •
  In Parallel with this Offer, a public offer is expected to be made pursuant to US exchange regulations on substantially identical terms (the "American Offer") with respect to the Pechiney American Depositary Shares (the "Pechiney ADSs"), regardless of the place of residence of their holders, as well as Pechiney common shares, Bonus Allocation Rights and OCEANEs held by persons residing in the United States or Canada.

  •
  The Offers cover all Pechiney common shares in issuance at the date hereof (including shares held in treasury by Pechiney), all new shares that may be issued as a result of the conversion of Pechiney OCEANEs, all Pechiney OCEANEs in issuance at the date hereof, all Bonus Allocation Rights, all Pechiney ADSs and any new Pechiney common shares that may be issued through the exercise of the share subscription options during the offer period (collectively the "Pechiney Securities").

  •
  The Offers would lapse in the event the total number of Pechiney common shares tendered in the Offer and in the American Offer (including the common shares underlying the Pechiney OCEANEs, the Bonus Allocation Rights and the Pechiney ADS) did not represent a number of Pechiney common shares at least equal to the number of Pechiney common shares corresponding to 50% of the share capital and voting rights (on a fully diluted basis) plus one Pechiney common share.

Regulatory authorizations

        The Offer was authorized on September 4, 2003, by the French Minister of Economy, Finance and Industry pursuant to Article 7 of Decree no. 2003-196 of March 7, 2003 governing foreign financial relationships.

        The Offers were authorized on September 29, 2003, by the relevant European Community competition authorities and the federal competition authorities in the United States and Switzerland.

        The commitments made by Alcan to these authorities are described in the French prospectus (note d'information) published by Alcan.

Commitments made by Alcan

        Pursuant to the agreement entered into between Alcan and Pechiney on September 12, 2003, Alcan specified, among other things, that:

  •
  it does not intend to make material changes to Pechiney's existing industrial workforce in France, other than the changes already announced by Pechiney;

  •
  it will continue to use, in respect of the electrolysis technology (cell technology), the Pechciney name for at least 10 years, and will maintain and continue to use the corresponding registered trademarks;

  •
  it has undertaken to maintain Pechiney's existing head office operations for a transitional period and intends to maintain Pechiney's senior management team in place for a transitional period;

  •
  it has also undertaken to locate:

    •
    the worldwide headquarters of the packaging business of the new combined entity in Paris;

    •
    the worldwide headquarters for the aeronautical product business of the new combined entity, the worldwide headquarters for the finished products business of the new combined entity and the headquarters for the European electrolysis and primary aluminum business of the new combined entity in France; and

    •
    the worldwide headquarters development center for new electrolysis technologies (cell technologies) for primary aluminum of the new combined entity in France;

  •
  it would like a significant number of Pechiney executives to participate in the management of the new combined entity. Alcan has undertaken to set up, for a transitional period, a three-person review committee, which will include a representative of Pechiney, to consider, through a merit-based review process, the positions of Pechiney managers who are not offered similar posts in the new combined entity, with a view to placing such individuals in suitable posts in the new combined entity;

  •
  it has undertaken to holders of Pechiney stock purchase options and Pechiney stock subscription options that are not exercised during the offer period that there will be liquidity for their underlying shares at the end of the restricted period, by agreeing to exchange the Pechiney common shares delivered upon exercise of these options for Alcan common shares, on the basis of an exchange ratio valuing each Pechiney common share at an amount equal to the consideration offered to holders of Pechiney common shares in the Offer (as increased if more than 95% of the share capital and voting rights of Pechiney (on a fully diluted basis) are tendered in the Offers, including any reopened Offer pursuant to Article 5-2-3-1 of the General Regulations of the CMF) and valuing each Alcan common share at the Reference Value definitively adopted pursuant to the Offer. In addition, holders of options shall have the right, if they wish, to exchange for cancellation their Pechiney stock purchase options or stock subscription options in return for the allotment by Alcan of new stock purchase options or stock subscriptions for Alcan common shares. In such event, the conversion ratio of Pechiney options into Alcan options shall be determined on the basis of an exchange ratio valuing each Pechiney common share at an amount equal to the consideration offered to holders of Pechiney common shares in the Offer (as increased if more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers, including any reopened Offer pursuant to Article 5.2.3.1 of the General Regulations of the CMF) and valuing each Alcan common share at the Reference Value definitively adopted pursuant to the Offer. The choice between these two possibilities will be given to holders of Pechiney options through a liquidity agreement that will be provided to them. With respect to the foregoing, the consideration offered by Alcan in the Offer corresponds to a total (i) of €24.60 in cash, this amount being increased to €25.60 if more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers (including any reopened Offer pursuant to Article 5-2-3-1 of the General Rules and Regulations of the CMF) and (ii) of an amount equal to the number of Alcan common shares exchangeable for each ONE Pechiney common share under the terms of the Offer (before potential substitution of an equivalent amount of cash in place of all or a portion of the Alcan Common Shares to be issued as consideration in the Offer) multiplied by the Average Value.

Formal recommendation (avis motivé) of Pechiney's Board of Directors

        At its meeting of October 8, 2003, presided by Jean-Pierre Rodier, Président Directeur Général of Pechiney, at which all members were present or represented, the Board of Directors of Pechiney took note of:

  (a)
  the industrial and financial proposal included in Alcan's plans;

  (b)
  the undertakings that were made on October 8, 2003 by the representatives of Alcan to the Pechiney Group Workers Committee, in its meeting held on that date pursuant to the provisions of Articles L.432-1 (10th paragraph) and L.439-2 (4th paragraph) of the French Labor Code. At this session, Mr. Travis Engen confirmed Alcan's commitment not to make any material changes to the Pechiney group's existing industrial workforce in France and that such commitment would be effective for a reasonable period of time, and that it would take adverse changes in the financial performance of certain businesses or in the economic environment to terminate this commitment.

        During the meeting mentioned above, the Pechiney Board considered a number of possible alternatives to the Offers, including the viability of a stand-alone strategy, the benefits of such alternatives for holders of Pechiney Securities, the timing and likelihood of achieving additional value from these alternatives and the likelihood of finding appropriate partners for the implementation of certain of these alternatives. In this connection, the Pechiney Board noted that representatives of Pechiney and its financial and legal advisors had held in-depth discussions with certain third parties who, it was believed, might have had a potential interest in a transaction with Pechiney, and the Pechiney Board was informed of the preliminary outcome of such discussions. The Pechiney Board concluded that the Offers were superior to all other alternatives considered.

        Based on the foregoing, the Board of Directors of Pechiney, duly noting the terms of the Offer as set forth in the French prospectus (note d'information) approved under visa no. 03-858 by the COB on October 2, 2003, having considered Alcan's commitments and expressions of intent set forth in the agreement entered into between Alcan and Pechiney on September 12, 2003, and after having deliberated pursuant to Article 12 of COB Regulation 2002-04 resolved, further to its decision of September 12, 2003, that this increased offer constitutes the best value available to the shareholders of Pechiney and resolved by a majority of 9 votes out of 12 votes present or represented, to recommend to holders of Pechiney Securities that they tender their Pechiney Securities in the Offers.

        Pechiney's Board of Directors resolved that the Pechiney common shares held in treasury by Pechiney, to the extent Pechiney may freely dispose of such shares, would be tendered in the Offer, and noted that Pechiney common shares held by Pechiney's direct or indirect subsidiaries could also be tendered in the Offer if such subsidiaries so decide.

        The three directors elected by Pechiney's employees (Mssrs. Bouvier, Nordberg and Zanello), who abstained from the vote of the Pechiney Board on its formal recommendation (avis motivé) in respect of the Offers, requested that their reasons for abstaining be set forth as follows: "As representatives of Pechiney's employees, we consider:

  •
  that the employment aspects of the proposed transaction have not been addressed as of the date hereof;

  •
  that there could be significant consequences for Pechiney's European workforce;

  •
  that there is still uncertainty with respect to the industrial aspects of the transaction; and

  •
  that Alcan has not made any additional commitments to the Pechiney Group Workers Committee (comité de groupe)."

        Finally, the directors of Pechiney, other than the directors elected by Pechiney's employees, resolved to tender their own Pechiney common shares in the Offers. The directors of Pechiney elected by Pechiney's employees stated that they were reserving their positions with respect to the tender of their Pechiney common shares in the Offer.

        This release relative to the increased public offer initiated by Alcan, declared acceptable (receivable) by the CMF on September 29, 2003 (I&D number 203c1528) and formalized in Alcan's French prospectus (note d'information) that received the visa of the COB (no. 03-858) has been prepared and disseminated pursuant to the provisions of Article 6 of COB Regulation no. 2002-04 and of the instruction issued in application of the same.

        Dissemination to the public of this formal recommendation statement (note en reponse) remains subject to the approval of the French market authorities.

* * * * * *

        Pursuant to article 7 of COB Regulations no. 2002-04, this press release was transmitted to the COB prior to its publication.

        PECHINEY is an international group listed on the Paris and New York stock exchanges. Its three main sectors are primary aluminum, aluminum transformation and packaging. PECHINEY had total sales of 11.9 billion euros in 2002. It employs 34,000 persons.

        Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts in the Press Office:	Contact at Investor Relations:
Chrystèle Ivins: Tel.: 01 56 28 24 18 chrystele.ivins@pechiney.com	Charles L. Ranunkel: Tel.: 01 56 28 25 07 Fax: 01 56 28 33 38
Stephan Giraud: Tel.: 01 56 28 24 19	E-mail: Pechiney-IR-Team@pechiney.co